UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-198600

RenovaCare, Inc.
(Exact name of registrant as specified in its charter)

430 Park Avenue, Suite 702

New York, New York 10022

(800) 755-5815

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.00001 par value per share

(Title of each class of securities covered by this Form)

Common Stock, $0.00001 par value per share*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

*The Registrant does not intend to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 and will continue to file the reports required thereunder.

Approximate number of holders of record as of the certification or notice date: 319

Pursuant to the requirements of the Securities Exchange Act of 1934 RenovaCare, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 3, 2016	By:	/s/ Thomas Bold
Thomas Bold
President & CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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